Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 2011×2108

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited to Hold 2012 Annual General Meeting on November 21, 2012

Shanghai, China, October 8, 2012 –China Lodging Group, Limited (NASDAQ: HTHT) (the “Company”), a leading and fast-growing limited service hotel chain operator in China, today announced that it will hold its 2012 annual general meeting of shareholders at No. 2266, Hongqiao Road, Changning District, Shanghai, People’s Republic of China on November 21, 2012 at 10 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on October 9, 2012 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.htinns.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing limited service hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under four brands, namely, Seasons Hotel, Starway Hotel, HanTing Express Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com.